KIRKLAND LAKE GOLD LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF KIRKLAND

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") dated October 29, 2021, a special meeting (the "Kirkland Meeting") of the holders (the "Kirkland Shareholders") of common shares (the "Kirkland Shares") of Kirkland Lake Gold Ltd. ("Kirkland") will be held in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231 on November 26, 2021 at 11:00 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular (the "Circular") of Agnico Eagle Mines Limited ("Agnico") and Kirkland dated October 29, 2021, approving a statutory plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving, among others, Agnico and Kirkland, in accordance with the terms of the merger agreement dated September 28, 2021 between Agnico and Kirkland (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), as more particularly described in the Circular; and

2. to transact such other business, including amendments to the foregoing, as may properly be brought before the Kirkland Meeting and any adjournment or postponement thereof.

The board of directors of Kirkland (the "Kirkland Board") unanimously recommends that Kirkland Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Kirkland Meeting. If the Arrangement Resolution is not approved by the Kirkland Shareholders the Arrangement cannot be completed.

Each Kirkland Share entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the Kirkland Meeting. The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

The Merger Agreement and the amending agreement to the Merger Agreement dated October 27, 2021 between Agnico and Kirkland have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Kirkland is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Kirkland Meeting.

The Kirkland Board has set the close of business on October 13, 2021 as the record date (the "Kirkland Record Date") for determining the Kirkland Shareholders who are entitled to receive notice of and vote at the Kirkland Meeting. Only persons shown on the register of Kirkland Shareholders at the close of business on the Kirkland Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Kirkland Meeting and vote on the Arrangement Resolution.

In light of the ongoing impact of COVID-19 and the associated public health measures, Kirkland will be conducting a virtual-only Kirkland Meeting via live webcast at https://virtual-meetings.tsxtrust.com/1231, as authorized by, and in accordance with, the Interim Order. Kirkland Shareholders will not be able to attend the Kirkland Meeting in person. At the Kirkland Meeting, registered Kirkland Shareholders ("Registered Kirkland Shareholders") and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal at https://virtual-meetings.tsxtrust.com/1231. All Kirkland Shareholders who wish to attend the Kirkland Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Kirkland Shareholders ("Non-Registered Kirkland Shareholders"), unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, and holders of Kirkland CHESS Depositary Interests (as defined in the Settlement Operating Rules of the Australian Securities Exchange) ("Kirkland CDIs") will be able to listen to the live webcast of the Kirkland Meeting, but will not be able to ask questions or vote during the Kirkland Meeting. Kirkland believes that a virtual meeting gives all Kirkland Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Kirkland Shareholders and holders of Kirkland CDIs are strongly encouraged to submit their completed form of proxy (in the case of Registered Kirkland Shareholders) or voting instruction form (in the case of Non-Registered Kirkland Shareholders (other than Kirkland CDI holders)) or the Kirkland CDI voting instruction form ("CDI VIF") received from Computershare Investor Services Pty Limited ("Computershare Australia") (in the case of holders of Kirkland CDIs), or alternatively, to vote over the Internet or by other means, in each case well in advance of the Kirkland Meeting and in accordance with the enclosed instructions, so that as many Kirkland Shares as possible are represented at the Kirkland Meeting.

As a Kirkland Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Kirkland and accompanying Circular carefully and then vote your Kirkland Shares. Proxies to be used or acted upon at the Kirkland Meeting must be completed and deposited with Kirkland's transfer agent, TSX Trust Company ("TSX Trust"), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by TSX Trust by 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting). Kirkland Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Kirkland Meeting in his or her discretion. The chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the chair of the Kirkland Meeting, at the chair's discretion, with or without notice. Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs) holding Kirkland Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs) that hold Kirkland Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Holders of Kirkland CDIs that receive a CDI VIF from Computershare Australia are requested to complete and return the CDI VIF in accordance with the instructions provided by Computershare Australia. If you do not complete and return the form in accordance with such instructions, you may lose your right to instruct the Registered Kirkland Shareholder on how to vote at the Kirkland Meeting on your behalf.

Pursuant to the Interim Order, Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Kirkland Shares as of the close of business on the day before the Arrangement Resolution was approved, provided that they have complied with the dissent procedures set forth in section 185 of the OBCA, as modified by the plan of arrangement (the "Plan of Arrangement", a copy of which is attached in Appendix E to the Circular) and the Interim Order. A Registered Kirkland Shareholder wishing to exercise rights of dissent with respect to the Arrangement Resolution must send to Kirkland a written objection to the Arrangement Resolution, which written objection must be received by Kirkland, at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to Kirkland's counsel, Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, not later than 4:00 p.m. (Toronto time) on November 24, 2021 (or the day that is two business days immediately preceding the date that any adjourned or postponed Kirkland Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the OBCA, as modified by the Plan of Arrangement and the Interim Order. A Kirkland Shareholder's right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 185 of the OBCA are set forth in Appendix C and Appendix M, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Non-Registered Kirkland Shareholders who wish to dissent should be aware that only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to dissent in respect of the Arrangement Resolution. Registered Kirkland Shareholders may only dissent with respect to all of their Kirkland Shares held on behalf of any one such beneficial holder and registered in the name of such dissenting Kirkland Shareholder. Accordingly, a Non-Registered Kirkland Shareholder desiring to exercise the right to dissent must make arrangements for the Kirkland Shares beneficially owned by such Non-Registered Kirkland Shareholder to be registered in such Non-Registered Kirkland Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Kirkland or, alternatively, make arrangements for the registered holder of such Kirkland Shares to dissent on the Non-Registered Kirkland Shareholder's behalf. It is strongly suggested that any Kirkland Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may prejudice such Kirkland Shareholder's right to dissent.

Kirkland Shareholders that have any questions or need additional information regarding the voting of their Kirkland Shares should consult their financial, legal, tax or other professional advisor, or contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-877-659-1824 toll free in North America, at 1-800-155-612 toll free in Australia, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Your vote is very important, regardless of the number of Kirkland Shares that you own. Whether or not you expect to attend the Kirkland Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Kirkland Meeting.

THE KIRKLAND BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KIRKLAND SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

DATED at Toronto, Ontario, this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF KIRKLAND LAKE GOLD LTD. (signed) "Jeffrey Parr"

Jeffrey Parr Chairman of the Board